UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

Ameren Corporation

Savings Investment Plan

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Ameren Corporation Savings Investment Plan

St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of the Ameren Corporation Saving Investment Plan as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana

June 26, 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Ameren Corporation Savings Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the “Plan”) at December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

St. Louis, Missouri

June 27, 2013

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments at fair value (Notes 3 and 4)	$1,883,823,892	$1,591,500,546
Cash	649,966	–

Receivables
Notes receivable from participants	34,168,061	33,860,966
Participant contributions	977,076	536,056
Employer contributions	341,156	199,833
Dividends and interest	168,492	254,166
Due from brokers for securities sold	9,798,923	7,449,692

Total receivables	45,453,708	42,300,713

Total assets	1,929,927,566	1,633,801,259

Liabilities
Accrued expenses	526,670	399,432
Due to brokers for securities purchased	8,465,461	2,961,194

Total liabilities	8,992,131	3,360,626

Net assets reflecting all investments at fair value	1,920,935,435	1,630,440,633

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	(19,429,644)

Net assets available for benefits	$1,920,935,435	$1,611,010,989

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012

Additions:
Investment income
Interest and dividends	$17,354,784	$21,517,627
Net appreciation in fair value of investments (Notes 3 and 4)	296,520,990	111,558,507

Total investment income	313,875,774	133,076,134

Interest on notes receivable from participants	1,380,670	1,453,966
Participant contributions	77,742,838	74,021,681
Employer contributions	28,722,948	27,020,897

Total additions	421,722,230	235,572,678

Deductions:
Benefits paid to participants	108,842,718	127,129,131
Administrative expenses (Note 6)	2,955,066	1,687,046

Total deductions	111,797,784	128,816,177

Net increase	309,924,446	106,756,501

Net assets available for benefits
Beginning of year	1,611,010,989	1,504,254,488

End of year	$1,920,935,435	$1,611,010,989

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

The Plan’s purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their annual base compensation, and incentive and other compensation (for management employees), for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment, and part-time or temporary employees are eligible to participate upon completion of a year of service of at least 1,000 hours. Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment; they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan. Participant contributions are subject to annual limitations imposed by the Code ($17,500 in 2013 and $17,000 in 2012).

The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Stock Fund. As of December 31, 2012, the Plan previously reported that $64,782,853 in Employer Additional Matching Contributions invested in the Ameren Stock Fund were nonparticipant directed; however, because participants have the immediate and continuous ability to re-allocate the Employer Additional Matching Contributions to other investment options offered by the Plan, the Company has subsequently determined that all investments held in the Ameren Stock Fund are participant-directed.

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $5,500 in 2013 and 2012 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Pursuant to a purchase agreement with Dynegy, in 2013 the Plan was amended to provide an additional Company contribution and true-up contribution for certain employees of Ameren Energy Resources (“AER”). The Plan was also amended to provide for special loan rollover provisions for AER employees wishing to rollover their account and loan balances to Dynegy.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2013 and 2012, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive distributions prior to termination of employment of (a) all or a portion of a Participant’s account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant’s account balance acquired by dividends or other income. Any such distributions would be subject to tax withholding and potentially a 10% early withdrawal penalty similar to any other early Plan distribution unless the distribution is rolled over to an individual retirement account or other qualified plan.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Through its investment in a stable value collective trust, the Plan has invested in fully benefit-responsive investment contracts. Investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Plan. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2012, the Statement of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contracts, as well as the adjustment of investment contracts from fair value to contract value. On December 9, 2013, in conjunction with the announcement to terminate the stable value collective trust by June 30, 2014, the investment contracts were terminated and the underlying assets were liquidated and invested in a money market fund. Therefore, at December 31, 2013, no adjustment from fair value to contract value is presented in the Statement of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value as of December 31, 2013 and 2012. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income from Ameren common stock is recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) revenue sharing payments (payments made directly from investment managers to the recordkeeper), (2) fees accrued in the investment funds that do not pay revenue sharing, and (3) flat dollar fees that are assessed to all Participants quarterly.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

New Accounting Standards

In October 2012, the FASB issued Accounting Standards Update No. 2012-04, Technical Corrections and Improvements (“ASU 2012-04”) which makes technical corrections and improvements to a variety of topics in the Accounting Standards Codification (the “ASC”). The changes include source literature amendments, guidance clarification, reference corrections and relocated guidance. ASU 2012-04 also includes amendments to the ASC to reflect the measurement and disclosure requirements of ASC Topic 820, Fair Value Measurements and Disclosures. The technical corrections and improvements are effective upon the issuance of ASU 2012-04. The amendments in this update are effective for annual periods beginning after December 15, 2012. The adoption of this update did not have a material impact on the Plan’s financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

3.	Investments

The following table presents investments of the Plan at December 31, 2013 and 2012, respectively:

	2013	2012
Investments at Fair Value
Common Stocks
Ameren Corporation(1)	$203,615,803	$178,130,350
Jennison Large Cap Growth Equity Portfolio(2)	87,038,886	64,731,722
William Blair Small/Mid Cap Growth Portfolio(2)	56,134,793	49,851,422
Columbus Circle Small/Mid Cap Growth Portfolio(2)	48,055,498	–
Managed Domestic Equity Funds
BlackRock Equity Index Fund(1)(3)	185,113,320	129,555,660
BlackRock Russell 2500 NL Fund(1)(3)	134,604,063	117,048,874
AllianzGI NFJ Dividend Value CIT(1)(3)	126,067,370	99,044,407
NWQ Small/Mid Cap Value Fund(3)	86,627,893	64,773,898
Touchstone Sands Capital Institutional Growth Fund(4)	47,753,206	35,305,434
Managed International Equity Funds
American Funds EuroPacific Growth Fund(1)(4)	135,585,724	116,455,595
BlackRock MSCI ACWI ex-US IMI Index NL Fund(3)	34,969,961	12,684,185
Managed Stable Value Fund
Northern Trust Company Collective Stable Asset Fund(1)(3)(5)	329,987,916	356,769,746
Managed Fixed Income Funds
PIMCO Total Return Fund(4)	76,347,473	100,656,106
BlackRock US Debt Index NL Fund(3)	19,476,360	10,078,753
BlackRock TIPS Bond Index Fund(3)	15,383,178	29,176,722
Fidelity Management Trust Co. Institutional Cash Portfolio(4)	753,684	–
Managed Target Retirement Date Funds
BlackRock LifePath Index NL 2020 Fund(3)	75,592,791	57,445,336
BlackRock LifePath Index NL 2025 Fund(3)	60,287,860	46,601,289
BlackRock LifePath Index NL 2030 Fund(3)	38,412,030	28,870,685
BlackRock LifePath Index NL 2015 Fund(3)	36,768,758	36,240,796
BlackRock LifePath Index NL 2035 Fund(3)	18,864,527	13,665,325
BlackRock LifePath Index NL 2040 Fund(3)	17,117,021	12,151,060
BlackRock LifePath Index NL 2045 Fund(3)	14,366,532	9,412,336
BlackRock LifePath Index NL Retirement Fund(3)	13,497,446	13,245,735
BlackRock LifePath Index NL 2050 Fund(3)	12,082,270	7,915,917
BlackRock LifePath Index NL 2055 Fund(3)	4,369,855	1,357,586
Overnight Deposit Instrument
BBH&Co. Cash Management Service	4,949,674	331,607

Total investments	$1,883,823,892	$1,591,500,546

(1)	Investments that represent 5% or more of the Plan’s net assets at December 31, 2013.
(2)	This portfolio is structured as a separate account and holds individual equity securities.
(3)	This managed account is structured as a collective trust.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

(4)	This managed account is structured as a mutual fund.
(5)	As of December 31, 2012, the Northern Trust Company Collective Stable Asset Fund held investment contracts that are presented at fair value. Contract value of those investments, representing the net assets available to Plan Participants, was $337,340,102. As of December 31, 2013, the Northern Trust Company Collective Stable Asset Fund had terminated its investment contracts and the underlying assets were invested in a money market fund.

During 2013 and 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2013	2012
Investments at Fair Value

Collective Investment Trusts	184,207,306	87,324,011
Common Stocks	84,363,075	(13,799,978)
Mutual Funds	27,950,609	38,034,474

Total net appreciation in fair value of investments	$296,520,990	$111,558,507

4.	Fair Value Measurements

The authoritative guidance issued by the FASB regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2013. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Mutual funds and collective trust funds, other than stable value funds, are valued at the net asset value (“NAV”) of shares or units held by the Plan at year end, representing the value at which shares of the fund may be purchased or redeemed. The NAV applicable to shares held in mutual funds is determined based upon quoted market prices on a national exchange, whereas the NAV applicable to units held in collective trusts are determined from redemption prices quoted by the applicable trustee. Under ordinary market conditions, redemptions of investments in collective trusts are permitted as of daily or monthly valuation dates, as applicable, and are executed at NAV. The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including any direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund as of the Plan’s financial statement date (Level 2 inputs). The fund generally provides for daily redemptions by the Plan at reported net asset value per share with no advance notice requirements. If the Plan requests a full redemption of its interest in the fund, the collective trust provides for payment within 12 months following the redemption request. See Note 2 for a discussion of the fund’s termination of the fully benefit-responsive contracts in December 2013. Through December 9, 2013, the fund invested in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a competitive, short-term total rate of return while preserving the safety of capital and limiting market risk. Beginning December 10, 2013, in preparation for the fund’s termination, all fund assets are invested in a money market fund. The fund is planning to terminate and distribute all assets by June 30, 2014. For the overnight deposit instrument, the fair value is estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2013:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stocks
US large capitalization - Plan sponsor stock	$203,615,803	$–	$–	$203,615,803
US large capitalization - other	87,038,886	–	–	87,038,886
US small and mid-capitalization	104,190,291	–	–	104,190,291
Mutual funds
Domestic equity funds	47,753,206	–	–	47,753,206
International equity funds	135,585,724	–	–	135,585,724
Fixed income funds	77,101,157	–	–	77,101,157
Collective trust funds
Domestic equity funds - indexed	–	319,717,383	–	319,717,383
Domestic equity funds - actively managed	–	212,695,263	–	212,695,263
International equity funds	–	34,969,961	–	34,969,961
Stable asset fund	–	329,987,916	–	329,987,916
Fixed income funds	–	34,859,538	–	34,859,538
Target retirement date funds	–	291,359,090	–	291,359,090
Overnight Deposit Instrument	–	4,949,674	–	4,949,674

	$655,285,067	$1,228,538,825	$–	$1,883,823,892

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2012:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stocks
US large capitalization - Plan sponsor stock	$178,130,350	$–	$–	$178,130,350
US large capitalization - other	64,731,722	–	–	64,731,722
US small and mid-capitalization	49,851,422	–	–	49,851,422
Mutual funds
Domestic equity funds	35,305,434	–	–	35,305,434
International equity funds	116,455,595	–	–	116,455,595
Fixed income funds	100,656,106	–	–	100,656,106
Collective trust funds
Domestic equity funds - indexed	–	246,604,535	–	246,604,535
Domestic equity funds - actively managed	–	163,818,304	–	163,818,304
International equity funds	–	12,684,185	–	12,684,185
Stable asset fund	–	356,769,746	–	356,769,746
Fixed income funds	–	39,255,475	–	39,255,475
Target retirement date funds	–	226,906,065	–	226,906,065
Overnight Deposit Instrument	–	331,607	–	331,607

	$545,130,629	$1,046,369,917	$–	$1,591,500,546

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2013 or 2012.

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2013, the Plan held Company common stock with a cost and fair value of $193,124,708 and $203,615,803, respectively. During 2013, the Plan purchased shares at a cost of $23,776,362 and sold shares valued at $27,778,272.

At December 31, 2012, the Plan held Company common stock with a cost and fair value of $198,630,801 and $178,130,350, respectively. During 2012, the Plan purchased shares at a cost of $21,714,218 and sold shares valued at $17,497,922.

Dividend income from Company common stock was $8,541,962 and $8,885,275 for the years ended December 31, 2013 and December 31, 2012, respectively.

At December 31, 2013, the Plan held shares in the Fidelity Management Trust Company Institutional Cash Portfolio (Note 3). This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $1,007,262 and $826,137 for the years ended December 31, 2013 and December 31, 2012, respectively.

Fees paid to and investments issued by various Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012

Net assets available for benefits per the financial statements	$1,920,935,435	$1,611,010,989
Amounts allocated to deemed distributions of notes receivable from Participants	(1,045,123)	(983,042)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	–	19,429,644

Net assets available for benefits per the Form 5500	$1,919,890,312	$1,629,457,591

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012

Total additions per the financial statements	$421,722,230	$235,572,678
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	–	19,429,644
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	(19,429,644)	(17,507,302)
Less: Interest income of defaulted notes receivable from Participants	(77,703)	(71,087)

Total income per the Form 5500	$402,214,883	$237,423,933

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012

Total deductions per the financial statements	$111,797,784	$128,816,177
Add: Net increase (decrease) in defaulted notes receivable from Participants	(15,622)	81,912

Total expenses per the Form 5500	$111,782,162	$128,898,089

7.	Federal Income Tax Status

The Company obtained its latest determination letter September 18, 2013, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.	Subsequent Event

On February 3, 2014, the Northern Trust Collective Stable Asset Fund was replaced with a separate account managed by Galliard Capital Management, Inc. Participants were notified of the manager change on December 20, 2013. No action was required by the Participants.

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund	$111,142,624	$135,585,724
	Pacific Investment Management Company	PIMCO Total Return Fund	77,953,474	76,347,473
	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund	39,169,610	47,753,206
*	Fidelity Management Trust Company	FMTC Institutional Cash Portfolio	753,684	753,684

	Total Mutual Funds		229,019,392	260,440,087

	Collective Investment Trusts
*	Northern Trust Company	Collective Stable Asset Fund	275,039,751	329,987,916
	Nuveen Fund Advisors	NWQ Small/Mid Cap Value Fund	60,900,736	86,627,893
	Allianz Global Investors Fund Management	AllianzGI NFJ Dividend Value CIT	98,472,552	126,067,370
*	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 NL Fund	160,408,948	134,604,063
*	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund	116,204,117	185,113,320
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2020 Fund	62,217,683	75,592,791
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2025 Fund	50,271,966	60,287,860
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2015 Fund	32,384,325	36,768,758
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2030 Fund	31,440,631	38,412,030
*	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund	15,889,460	15,383,178
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL Retirement Fund	12,122,257	13,497,446
*	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index NL Fund	30,911,617	34,969,961
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2035 Fund	15,384,997	18,864,527
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2040 Fund	13,902,164	17,117,021
*	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index NL Fund	19,719,029	19,476,360
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2045 Fund	11,462,373	14,366,532
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2050 Fund	9,552,581	12,082,270
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2055 Fund	3,796,253	4,369,855

	Total Collective Investment Trusts		1,020,081,440	1,223,589,151

	Common Stocks
*	Ameren Corporation	Ameren Stock	193,124,708	203,615,803
	PERRIGO CO PLC	PERRIGO CO PLC	1,202,179	1,188,548
	MICHAEL KORS HOLDINGS LTD	MICHAEL KORS HOLDINGS LTD	610,570	659,912
	ABBOTT LABORATORIES	ABBOTT LABORATORIES	1,172,003	1,289,038
	ADOBE SYSTEMS INC	ADOBE SYSTEMS INC	809,287	886,943
	ALEXION PHARMACEUTICALS	ALEXION PHARMACEUTICALS	1,209,188	1,450,088
	ALLERGAN INC	ALLERGAN INC	1,330,991	1,584,778
	AMAZON.COM INC	AMAZON.COM INC	2,249,179	3,534,476
	DIAGEO PLC	DIAGEO PLC	777,578	821,550
	AMERICAN TOWER CORP	AMERICAN TOWER CORP	959,418	1,064,001
	ANADARKO PETROLEUM CORP	ANADARKO PETROLEUM CORP	634,093	709,993
	APPLE INC	APPLE INC	3,050,490	2,644,511
	BIOMARIN PHARMACEUTICAL	BIOMARIN PHARMACEUTICAL	974,292	1,075,693
	BIOGEN IDEC INC	BIOGEN IDEC INC	864,193	1,692,767
	BOEING CO	BOEING CO	936,662	1,812,314
	BRISTOL-MYERS SQUIBB CO	BRISTOL-MYERS SQUIBB CO	827,895	935,227

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	CANADIAN PAC RAILWAY (W/I	CANADIAN PAC RAILWAY (W/I	801,615	1,039,871
	CELGENE CORP	CELGENE CORP	1,047,080	1,264,666
	CHIPOTLE MEXICAN GRILL	CHIPOTLE MEXICAN GRILL	309,630	518,928
	CONCHO RESOURCES INC	CONCHO RESOURCES INC	736,193	976,968
	COSTCO WHOLESALE CORP	COSTCO WHOLESALE CORP	1,419,299	1,662,094
	DISNEY (WALT) CO	DISNEY (WALT) CO	993,885	1,449,766
	DISCOVERY COMM CL A	DISCOVERY COMM CL A	1,049,852	1,181,880
	DUNKIN BRANDS GROUP INC	DUNKIN BRANDS GROUP INC	593,454	983,810
	EMC CORP	EMC CORP	691,514	633,252
	EOG RESOURCES INC	EOG RESOURCES INC	636,575	910,700
	EBAY INC	EBAY INC	1,044,952	1,123,708
	EXPRESS SCRIPTS HLDG CO	EXPRESS SCRIPTS HLDG CO	1,480,191	1,647,830
	FMC TECHNOLOGIES INC	FMC TECHNOLOGIES INC	715,972	736,370
	FACEBOOK INC A	FACEBOOK INC A	826,672	1,758,467
	FIREEYE INC	FIREEYE INC	136,683	169,468
	GILEAD SCIENCES INC	GILEAD SCIENCES INC	736,421	1,542,078
	GOLDMAN SACHS GROUP INC	GOLDMAN SACHS GROUP INC	1,428,806	1,851,658
	GOOGLE INC A	GOOGLE INC A	2,642,738	3,918,002
	ILLUMINA INC	ILLUMINA INC	746,668	1,396,577
	ESTEE LAUDER COS INC CL A	ESTEE LAUDER COS INC CL A	707,008	837,182
	LINKEDIN CORP CL A	LINKEDIN CORP CL A	844,207	1,471,625
	MASTERCARD INC CL A	MASTERCARD INC CL A	1,779,483	3,251,610
	MAXIM INTEGRATED PRODUCTS	MAXIM INTEGRATED PRODUCTS	834,708	844,557
	MERCK & CO INC NEW	MERCK & CO INC NEW	519,175	526,076
	MONDELEZ INTL INC	MONDELEZ INTL INC	1,061,914	1,315,101
	MONSANTO CO NEW	MONSANTO CO NEW	1,391,964	1,774,008
	NETFLIX INC	NETFLIX INC	654,071	978,596
	NIKE INC CL B	NIKE INC CL B	1,095,315	1,803,923
	PRECISION CASTPARTS CORP	PRECISION CASTPARTS CORP	1,095,889	1,790,306
	PRICELINE.COM INC	PRICELINE.COM INC	1,371,588	2,445,690
	RALPH LAUREN CORP	RALPH LAUREN CORP	812,510	906,864
	RED HAT INC	RED HAT INC	1,183,990	1,258,322
	SALESFORCE.COM INC	SALESFORCE.COM INC	1,353,335	1,840,862
	SCHLUMBERGER LTD	SCHLUMBERGER LTD	797,539	983,731
	SPLUNK INC	SPLUNK INC	426,617	923,062
	SPROUTS FMRS MKT INC	SPROUTS FMRS MKT INC	210,545	194,071
	STARBUCKS CORP	STARBUCKS CORP	791,977	823,565
	TJX COMPANIES INC NEW	TJX COMPANIES INC NEW	814,578	1,197,742
	TABLEAU SOFTWARE INC CL A	TABLEAU SOFTWARE INC CL A	159,546	177,908
	TESLA MOTORS INC	TESLA MOTORS INC	398,588	461,366
	TRIPADVISOR INC	TRIPADVISOR INC	392,857	431,544
	TWITTER INC	TWITTER INC	190,243	364,905
	UNDER ARMOUR INC CL A	UNDER ARMOUR INC CL A	677,665	739,431
	UNITED TECHNOLOGIES CORP	UNITED TECHNOLOGIES CORP	1,003,119	1,399,968
	UNITEDHEALTH GROUP INC	UNITEDHEALTH GROUP INC	802,512	1,073,176

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	VERTEX PHARMACEUTICALS	VERTEX PHARMACEUTICALS	1,001,865	1,306,268
	VISA INC CL A	VISA INC CL A	1,307,781	2,047,543
	VMWARE INC CL A	VMWARE INC CL A	1,395,705	1,351,481
	WHOLE FOODS MARKET INC	WHOLE FOODS MARKET INC	1,268,948	1,513,469
	WORKDAY INC CL A	WORKDAY INC CL A	461,348	669,022
	FRANK’S INTERNATIONAL NV	FRANK’S INTERNATIONAL NV	442,984	440,235
	GENPACT LTD	GENPACT LTD	656,419	692,733
	ABIOMED INC	ABIOMED INC	493,294	660,211
	AFFILIATED MANAGERS GRP	AFFILIATED MANAGERS GRP	969,621	1,669,976
	AKAMAI TECHNOLOGIES INC	AKAMAI TECHNOLOGIES INC	950,264	1,045,509
	ALIGN TECHNOLOGY INC	ALIGN TECHNOLOGY INC	395,742	796,500
	ANSYS INC	ANSYS INC	358,342	443,848
	B/E AEROSPACE INC	B/E AEROSPACE INC	777,251	1,454,271
	BIOMARIN PHARMACEUTICAL	BIOMARIN PHARMACEUTICAL	676,386	992,212
	BROOKDALE SENIOR LIVING	BROOKDALE SENIOR LIVING	514,469	544,415
	CBOE HOLDINGS INC	CBOE HOLDINGS INC	491,793	841,752
	CATAMARAN CORP	CATAMARAN CORP	858,618	819,505
	CELANESE CORP SER A	CELANESE CORP SER A	459,309	697,459
	CORE LABORATORIES NV	CORE LABORATORIES NV	280,410	492,651
	CORPORATE EXECUTIVE BRD C	CORPORATE EXECUTIVE BRD C	465,879	706,162
	COSTAR GROUP INC	COSTAR GROUP INC	416,850	895,767
	CYTEC INDUSTRIES INC	CYTEC INDUSTRIES INC	783,996	910,639
	FIRSTSERVICE CORP	FIRSTSERVICE CORP	368,307	520,706
	DICKS SPORTING GOODS INC	DICKS SPORTING GOODS INC	1,295,731	1,490,846
	ENCORE CAP GROUP INC	ENCORE CAP GROUP INC	389,782	607,643
	FACTSET RESEARCH SYS INC	FACTSET RESEARCH SYS INC	519,212	557,015
	FIRST CASH FIN SRVS INC	FIRST CASH FIN SRVS INC	562,219	701,266
	FIRST REPUBLIC BANK	FIRST REPUBLIC BANK	597,577	834,668
	FORTUNE BRANDS HOME & SEC	FORTUNE BRANDS HOME & SEC	410,082	674,989
	FOSSIL GROUP INC	FOSSIL GROUP INC	767,229	859,970
	GARTNER INC	GARTNER INC	702,929	1,046,566
	GRACO INC	GRACO INC	315,306	414,817
	GREEN MTN COFFEE ROASTERS	GREEN MTN COFFEE ROASTERS	424,811	775,451
	GUIDEWIRE SOFTWARE INC	GUIDEWIRE SOFTWARE INC	297,993	471,906
	GULFPORT ENERGY CORP	GULFPORT ENERGY CORP	412,192	427,526
	HMS HOLDINGS CORP	HMS HOLDINGS CORP	623,181	542,338
	HEALTHCARE SVCS GROUP INC	HEALTHCARE SVCS GROUP INC	582,818	705,846
	HEALTHSOUTH CORP	HEALTHSOUTH CORP	376,732	563,941
	HELMERICH & PAYNE INC	HELMERICH & PAYNE INC	278,160	454,873
	HURON CONSULTING GROUP	HURON CONSULTING GROUP	385,801	689,293
	ICF INTERNATIONAL INC	ICF INTERNATIONAL INC	458,512	825,404
	IDEXX LABS INC	IDEXX LABS INC	572,066	683,959
	JARDEN CORP	JARDEN CORP	423,442	726,384
	JONES LANG LASALLE INC	JONES LANG LASALLE INC	397,687	531,404
	J2 GLOBAL INC	J2 GLOBAL INC	731,402	885,727

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	KRISPY KREME DOUGHNUTS	KRISPY KREME DOUGHNUTS	525,133	457,173
	LKQ CORP	LKQ CORP	495,241	803,418
	LPL FIN HLDGS INC	LPL FIN HLDGS INC	417,702	514,038
	LIGAND PHARMACEUTICALS	LIGAND PHARMACEUTICALS	507,307	549,670
	LIFELOCK INC	LIFELOCK INC	568,148	626,534
	MANPOWERGROUP INC	MANPOWERGROUP INC	406,033	928,147
	MEDNAX INC	MEDNAX INC	557,663	549,280
	METTLER-TOLEDO INTL INC	METTLER-TOLEDO INTL INC	425,200	548,253
	NEUSTAR INC CL A	NEUSTAR INC CL A	543,893	509,270
	NU SKIN ENTERPRISES CL A	NU SKIN ENTERPRISES CL A	240,187	686,953
	OASIS PETROLEUM INC	OASIS PETROLEUM INC	327,629	354,107
	OCEANEERING INTL INC	OCEANEERING INTL INC	293,924	418,853
	OLD DOMINION FREIGHT LINE	OLD DOMINION FREIGHT LINE	690,492	1,025,937
	PANDORA MEDIA INC	PANDORA MEDIA INC	513,993	1,211,364
	PANERA BREAD CO CL A	PANERA BREAD CO CL A	723,043	703,226
	POLARIS INDUSTRIES INC	POLARIS INDUSTRIES INC	470,485	805,389
	PORTFOLIO RECOVERY ASSOC	PORTFOLIO RECOVERY ASSOC	403,524	611,359
	ROBERT HALF INTL INC.	ROBERT HALF INTL INC.	578,030	927,139
	ROCKWOOD HOLDINGS INC	ROCKWOOD HOLDINGS INC	453,478	673,890
	SBA COMM CORP CL A	SBA COMM CORP CL A	873,372	1,182,294
	SALIX PHARMACEUTICALS LTD	SALIX PHARMACEUTICALS LTD	503,980	542,338
	SALLY BEAUTY HLDGS INC	SALLY BEAUTY HLDGS INC	665,703	817,722
	SIGNATURE BANK	SIGNATURE BANK	546,008	645,594
	SIRONA DENTAL SYSTEMS INC	SIRONA DENTAL SYSTEMS INC	602,631	732,186
	SIX FLAGS ENTERTAINMENT	SIX FLAGS ENTERTAINMENT	892,027	888,098
	STERICYCLE INC	STERICYCLE INC	990,986	1,254,636
	TEAM HEALTH HOLDINGS INC	TEAM HEALTH HOLDINGS INC	457,234	730,167
	TECHNE CORP	TECHNE CORP	259,547	272,271
	TRACTOR SUPPLY CO.	TRACTOR SUPPLY CO.	379,930	605,900
	TRANSDIGM GROUP INC	TRANSDIGM GROUP INC	153,656	166,012
	TRIMAS CORP	TRIMAS CORP	443,856	720,094
	UNDER ARMOUR INC CL A	UNDER ARMOUR INC CL A	453,491	732,447
	VANTIV INC	VANTIV INC	559,365	682,201
	WNS HLDGS LTD SP ADR	WNS HLDGS LTD SP ADR	431,254	673,886
	WEX INC	WEX INC	548,556	767,483
	WILLIAMS-SONOMA INC	WILLIAMS-SONOMA INC	570,597	564,733
	ALLOT COMMUNICATIONS LTD	ALLOT COMMUNICATIONS LTD	238,063	241,044
	FOSTER WHEELER AG	FOSTER WHEELER AG	327,173	356,616
	ICON PLC	ICON PLC	556,083	638,478
	ALNYLAM PHARMACEUTICALS	ALNYLAM PHARMACEUTICALS	279,610	385,980
	BARD C R INC	BARD C R INC	341,469	334,850
	BENEFITFOCUS INC	BENEFITFOCUS INC	245,234	343,553
	CELLDEX THERAPEUTICS INC	CELLDEX THERAPEUTICS INC	187,207	341,361
	CHUY’S HOLDINGS INC	CHUY’S HOLDINGS INC	519,899	564,686
	COMMVAULT SYSTEMS INC	COMMVAULT SYSTEMS INC	550,915	542,356

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	COMSCORE INC	COMSCORE INC	391,117	497,814
	CORE LABORATORIES NV	CORE LABORATORIES NV	225,484	229,140
	CORNERSTONE ONDEMAND INC	CORNERSTONE ONDEMAND INC	612,869	832,104
	COSTAR GROUP INC	COSTAR GROUP INC	677,407	1,077,024
	CREE INC	CREE INC	690,134	763,354
	DECKERS OUTDOOR CORP	DECKERS OUTDOOR CORP	839,027	903,722
	DIAMOND FOODS INC	DIAMOND FOODS INC	286,198	361,760
	DIAMONDBACK ENERGY INC	DIAMONDBACK ENERGY INC	496,413	692,466
	E TRADE FINANCIAL CORP	E TRADE FINANCIAL CORP	711,786	826,844
	EAGLE MATERIALS INC	EAGLE MATERIALS INC	695,278	789,786
	ELECTRONIC ARTS INC	ELECTRONIC ARTS INC	464,593	467,976
	EMPLOYERS HOLDINGS INC	EMPLOYERS HOLDINGS INC	448,736	555,774
	EXACT SCIENCES CORP	EXACT SCIENCES CORP	247,488	230,293
	EXAR CORP	EXAR CORP	282,303	249,948
	FARO TECHNOLOGIES INC	FARO TECHNOLOGIES INC	230,385	250,690
	FIESTA RESTAURANT GROUP	FIESTA RESTAURANT GROUP	228,881	428,368
	FIRST REPUBLIC BANK	FIRST REPUBLIC BANK	853,537	989,415
	FOSSIL GROUP INC	FOSSIL GROUP INC	475,296	431,784
	G-III APPAREL GROUP LTD	G-III APPAREL GROUP LTD	543,930	907,617
	GENTEX CORP	GENTEX CORP	355,462	372,787
	GLOBAL PAYMENTS INC	GLOBAL PAYMENTS INC	978,346	1,124,327
	HAIN CELESTIAL GROUP INC	HAIN CELESTIAL GROUP INC	480,752	635,460
	HANESBRANDS INC	HANESBRANDS INC	230,814	238,918
	HARMAN INTL IND INC NEW	HARMAN INTL IND INC NEW	1,139,104	1,297,814
	HASBRO INC	HASBRO INC	699,705	720,631
	HOMEAWAY INC	HOMEAWAY INC	623,748	690,872
	HORSEHEAD HOLDING CORP	HORSEHEAD HOLDING CORP	149,298	152,374
	IPG PHOTONICS CORP	IPG PHOTONICS CORP	469,400	558,792
	INCYTE CORP	INCYTE CORP	327,261	334,158
	INFOBLOX INC	INFOBLOX INC	423,235	346,710
	INTERFACE INC	INTERFACE INC	359,966	430,416
	KANSAS CITY SOUTHERN	KANSAS CITY SOUTHERN	898,706	1,005,500
	KIRKLANDS INC	KIRKLANDS INC	341,818	355,050
	LKQ CORP	LKQ CORP	820,553	858,690
	LAREDO PETROLEUM INC	LAREDO PETROLEUM INC	646,156	800,241
	LIONS GATE ENTERMENT CORP	LIONS GATE ENTERMENT CORP	242,787	246,948
	MATRIX SERVICE CO	MATRIX SERVICE CO	423,718	577,492
	MEDIDATA SOLUTIONS INC	MEDIDATA SOLUTIONS INC	241,993	484,560
	MEDIVATION INC	MEDIVATION INC	232,754	223,370
	MIDDLEBY CORP	MIDDLEBY CORP	729,863	935,883
	MONSTER BEVERAGE CORP	MONSTER BEVERAGE CORP	759,158	826,794
	MOVADO GROUP INC	MOVADO GROUP INC	308,152	321,273
	NOVADAQ TECHNOLOGIES INC	NOVADAQ TECHNOLOGIES INC	288,987	342,992
	OMNICARE INC	OMNICARE INC	554,911	734,642
	ONCOMED PHARMACEUTICALS	ONCOMED PHARMACEUTICALS	265,556	271,584

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	PGT INC	PGT INC	556,025	650,028
	PANDORA MEDIA INC	PANDORA MEDIA INC	1,149,179	1,127,840
	PHARMACYCLICS INC	PHARMACYCLICS INC	841,250	873,954
	PITNEY-BOWES INC	PITNEY-BOWES INC	898,369	1,363,050
	POLARIS INDUSTRIES INC	POLARIS INDUSTRIES INC	535,792	597,124
	PROOFPOINT INC	PROOFPOINT INC	316,111	487,931
	RADIAN GROUP INC	RADIAN GROUP INC	234,870	231,568
	RENASANT CORP	RENASANT CORP	177,562	245,388
	SBA COMM CORP CL A	SBA COMM CORP CL A	525,330	628,880
	SPS COMMERCE INC	SPS COMMERCE INC	466,657	581,170
	SERVICENOW INC	SERVICENOW INC	870,894	1,125,801
	SHUTTERSTOCK INC	SHUTTERSTOCK INC	256,588	468,328
	SIGNATURE BANK	SIGNATURE BANK	647,762	730,456
	SPIRIT AIRLINES INC	SPIRIT AIRLINES INC	233,880	249,755
	SPLUNK INC	SPLUNK INC	328,227	329,616
	STANDARD PACIFIC CORP	STANDARD PACIFIC CORP	999,323	1,044,370
	SUNPOWER CORP	SUNPOWER CORP	456,399	439,280
	TEARLAB CORP	TEARLAB CORP	441,720	354,126
	TEREX CORP	TEREX CORP	230,316	243,542
	TOWERS WATSON & CO CL A	TOWERS WATSON & CO CL A	411,401	687,818
	TRIMBLE NAVIGATION LTD	TRIMBLE NAVIGATION LTD	944,900	1,006,300
	TRIPADVISOR INC	TRIPADVISOR INC	788,822	993,960
	UNDER ARMOUR INC CL A	UNDER ARMOUR INC CL A	228,666	235,710
	VULCAN MATERIALS CO	VULCAN MATERIALS CO	455,768	547,555
	WAGEWORKS INC	WAGEWORKS INC	729,146	1,503,832
	WEBMD HEALTH CORPORATION	WEBMD HEALTH CORPORATION	551,517	687,300
	ZILLOW INC	ZILLOW INC	342,761	497,736

	Total Common Stocks		336,193,565	389,468,653

	Exchange Traded Funds
	ISHARES RUSSEL MIDCP GRWT	ISHARES RUSSEL MIDCP GRWT	173,814	198,293
	ISHARES RUSSELL 2000 GR E	ISHARES RUSSELL 2000 GR E	819,937	958,056

	Total Exchange Traded Funds		993,751	1,156,349

	American Depositary Receipts
	ARM HOLDINGS PLC SPON ADR	ARM HOLDINGS PLC SPON ADR	567,680	819,841
	INDITEX SA UNSPN ADR	INDITEX SA UNSPN ADR	933,322	1,215,532
	NOVO-NORDISK AS CL B ADR	NOVO-NORDISK AS CL B ADR	1,123,166	1,294,613
	SWATCH GROUP AG ADR	SWATCH GROUP AG ADR	859,284	889,992

	Total American Depositary Receipts		3,483,452	4,219,978

	Overnight Deposit Instrument
	BBH&Co.	BBH&Co. Cash Management Service	4,949,674	4,949,674

Ameren Corporation

Savings Investment Plan

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	Notes Receivable
* / **	Participants	Participant Loans	34,168,061	34,168,061

			$1,628,889,335	$1,917,991,953

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2024.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION SAVINGS INVESTMENT PLAN AMEREN SERVICES COMPANY (Administrator)

By:	/s/ Daniel F. Cole
Daniel F. Cole Chairman, President & CEO Ameren Services Company

June 26, 2014

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, Crowe Horwath LLP

23.2	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP